CHINA FORESTRY, INC.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People’s Republic of China

August 14, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D. C. 20549-7010

ATTN:       Tia L. Jenkins
Senior Assistant Chief Accountant

Re:              China Forestry, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed May 15, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-25765

Ladies and Gentlemen:

Thank you for your comment letter dated July 30, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-KSB for fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008.  We have filed our amended Form 10-KSB and Form 10-Q of China Forestry, Inc., a Nevada corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our amended Form 10-KSB annual report for the fiscal year ended December 31, 2007 and amended Form 10-Q quarterly report for the fiscal quarter ended March 31, 2008 on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Note 1 – Organization and Business Background

1.
We note on page 15 that you do not possess a wood-cutting quota from the Bureau of Forestry. In light of your inability to log your timberlands, tell us why you believe the amounts capitalized as timberlands are recoverable.  In this regard, tell us how you considered SFAS 144 in determining whether your timberlands are impaired.

Response 1: For the year ended December 31, 2007, we were not able to obtain a wood-cutting quota from the Bureau of Forestry due to the restructure of the government agency. However, we are making progress in getting the quota. We believe we will be able to get the quota for the year ending December 31, 2008 in the next few months. As a result, we do not think our timberlands are impaired based on SFAS 144.

2.
Please expand your discussion to include your accounting policies regarding carrying and reforestation costs, such as interest, taxes, site preparation, planting, fertilization, herbicide application and thinning.  Indicate also how amortization expense will be impacted by these costs.

Response 2: We will include the following in the accounting policy section for future filings starting with the quarter ended June 30, 2008:

Timberland

We carried timberland at acquisition cost less accumulated amortization. Since private ownership of timberland is not allowed in the People’s Republic of China, the Company acquired the user right of the timberland from the government. We capitalized the acquisition costs of the user right and allocated that cost to the timberland.  The user right is good for from 50 to 70 years and with the user right, the timber on the timberland is under the Company’s ownership. Amortization of the use right on timberland is primarily determined using the straight-line method over the life of usage right. The determination of the carrying value of timberland was based on the third-party appraisal.

We capitalized reforestation costs incurred in developing viable seedling plantations (up to two years from planting), such as site preparation, seedlings, planting, fertilization, insect and wildlife control, thinning and herbicide application. We expensed all other costs, such as property taxes and costs of forest management personnel, as incurred. Once the seedling plantation was viable, we expensed all costs to maintain the viable plantations, such as fertilization, herbicide application, insect and wildlife control, and thinning, as incurred. We capitalized costs incurred to initially build roads as land improvements, and we expensed as incurred costs to maintain these roads.

3.
We note that your interests in the timberlands are from a right to use granted by the government of the People’s Republic of China.  Please tell us if you have a future responsibility to return the timberlands to particular environmental conditions at the end of your right to use.  If so, please tell us how you have considered SFAS 143 and FIN 47 with respect to these obligations.

Response 3: While we have to maintain the timberlands, keep them in good condition and are not allowed to overcut them during our normal operations, there is no requirement or responsibility to return the timberland to particular environmental conditions. As a result, management does not believe we have assets retirement obligations as described in SFAS 143 or FIN 47.

Note 3 – Timberlands

4.
We note that the Ping Yang He Forestry Center was contributed to you by a shareholder, and therefore you have recorded the asset at zero cost.  Please clarify to us what consideration you gave to recording the fair value of the forestlands as an asset with the corresponding credit as a capital contribution.  Please tell us how you have considered SAB Topics 5G and 5T with respect to this issue.

Response 4: Per SAB Topics 5G, the contribution from a principal shareholder should be recorded at cost. Prior to the transfer, there was an impairment of the Ping Yang He Forestry Center due to difficulties encountered in obtaining a wood-cutting quota then. As a result, at the time of the transfer, the net book value was zero. Therefore we have recorded the assets at zero cost.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4(A) – Controls and Procedures

5.
We note your disclosure that your disclosure controls and procedures are, to the best of your knowledge, not yet effective.  Please revise your disclosure to state that your disclosure controls and procedures are not effective.

Response 5: The disclosure has been revised to state that our disclosure controls and procedures are not effective.

Item 4(A)T – Internal Control Over Financial Reporting

6.
We note your disclosure that your management has concluded that your internal control over financial reporting was not yet effective.  Please revise your disclosure to state that your internal control over financial reporting was not effective.

Response 6: As requested, the text was revised to state that our internal control over financial reporting was not effective.

Certifications of Principal Executive Officer and Principal Financial Officer

7.
Since your Form 10-KSB required a report by management on the effectiveness of your internal control over financial reporting, please revise your certifications filed as Exhibit 31 to include the portion of the introductory language in paragraph 4 as well as the language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B for additional guidance.

Response 7: The certifications filed as Exhibit 31 have been revised to include all the language in paragraph 4 required by Exchange Act Rules 13a-14(a) and 15d-14(a).

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Yuan Tian
Yuan Tian
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures